# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Spirit Aviation Holdings, Inc., CIK 0001498710
CUSIP: 84863V101
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1731 Radiant Drive, Dania Beach, Florida (FL), 33004
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001259313

## Reporting persons
- Ares Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,986,675; sole dispositive power 0; shared dispositive power 1,986,675; aggregate amount beneficially owned 1,986,675 (7.5% of the class)
  Comment: Limited Liability Company
- Ares Global Multi-Asset Credit Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 444,256; sole dispositive power 0; shared dispositive power 444,256; aggregate amount beneficially owned 444,256 (1.7% of the class)
- Ares Multi-Asset Credit Strategies Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 58,963; sole dispositive power 0; shared dispositive power 58,963; aggregate amount beneficially owned 58,963 (0.2% of the class)
- Ares Multi-Credit Fund (IL), LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 66,645; sole dispositive power 0; shared dispositive power 66,645; aggregate amount beneficially owned 66,645 (0.3% of the class)
- Ares Capital Management III LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 710,193; sole dispositive power 0; shared dispositive power 710,193; aggregate amount beneficially owned 710,193 (2.7% of the class)
  Comment: Limited Liability Company
- Ares High Yield Strategies Fund IV Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 161,788; sole dispositive power 0; shared dispositive power 161,788; aggregate amount beneficially owned 161,788 (0.6% of the class)
- Ares High Yield Strategies Fund IV GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 161,788; sole dispositive power 0; shared dispositive power 161,788; aggregate amount beneficially owned 161,788 (0.6% of the class)
  Comment: Limited Liability Company
- Ares Private Account Management I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 266,577; sole dispositive power 0; shared dispositive power 266,577; aggregate amount beneficially owned 266,577 (1% of the class)
- Ares Private Account Management I GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 266,577; sole dispositive power 0; shared dispositive power 266,577; aggregate amount beneficially owned 266,577 (1% of the class)
  Comment: Limited Liability Company
- Ares Enhanced Loan Investment Strategy Advisor IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 347,093; sole dispositive power 0; shared dispositive power 347,093; aggregate amount beneficially owned 347,093 (1.3% of the class)
- Ares Enhanced Loan Investment Strategy Advisor IV GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 347,093; sole dispositive power 0; shared dispositive power 347,093; aggregate amount beneficially owned 347,093 (1.3% of the class)
  Comment: Limited Liability Company
- Ares Capital Management II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 485,963; sole dispositive power 0; shared dispositive power 485,963; aggregate amount beneficially owned 485,963 (1.9% of the class)
  Comment: Limited Liability Company
- Ares Management Holdings L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,986,675; sole dispositive power 0; shared dispositive power 1,986,675; aggregate amount beneficially owned 1,986,675 (7.5% of the class)
- Ares Holdco LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,986,675; sole dispositive power 0; shared dispositive power 1,986,675; aggregate amount beneficially owned 1,986,675 (7.5% of the class)
  Comment: Limited Liability Company
- Ares Management Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,986,675; sole dispositive power 0; shared dispositive power 1,986,675; aggregate amount beneficially owned 1,986,675 (7.5% of the class)
- Ares Management GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,986,675; sole dispositive power 0; shared dispositive power 1,986,675; aggregate amount beneficially owned 1,986,675 (7.5% of the class)
  Comment: Limited Liability Company
- Ares Voting LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,986,675; sole dispositive power 0; shared dispositive power 1,986,675; aggregate amount beneficially owned 1,986,675 (7.5% of the class)
  Comment: Limited Liability Company
- Ares Partners Holdco LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,986,675; sole dispositive power 0; shared dispositive power 1,986,675; aggregate amount beneficially owned 1,986,675 (7.5% of the class)
  Comment: Limited Liability Company

## Item 1. Issuer
Name of issuer: Spirit Aviation Holdings, Inc.
Address of issuer's principal executive offices: 1731 Radiant Drive, Dania Beach, FL, 33004

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons" or the "Ares Entities." This statement is filed on behalf of:

Ares Management LLC
Ares Global Multi-Asset Credit Master Fund, L.P.
Ares Multi-Asset Credit Strategies Fund LP
Ares Multi-Credit Fund (IL), LP
Ares Capital Management III LLC
Ares High Yield Strategies Fund IV Management, L.P.
Ares High Yield Strategies Fund IV GP, LLC
Ares Private Account Management I, L.P.
Ares Private Account Management I GP, LLC
Ares Enhanced Loan Investment Strategy Advisor IV, L.P.
Ares Enhanced Loan Investment Strategy Advisor IV GP, LLC
Ares Capital Management II LLC
Ares Management Holdings L.P.
Ares Holdco LLC
Ares Management Corporation ("Ares Management")
Ares Management GP LLC
Ares Voting LLC
Ares Partners Holdco LLC ("Ares Partners")
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o Ares Management LLC, 1800 Avenue of the Stars, Suite 1400, Los Angeles, CA 90067.
Citizenship: Ares Multi-Asset Credit Strategies Fund LP is organized under the laws of the Cayman Islands. The remaining Reporting Persons are each organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of the shares of Common Stock as of June 30, 2025, based upon 25,878,921 shares of Common Stock outstanding as of June 30, 2025, as disclosed in the Issuer's Prospectus, filed with the Securities and Exchange Commission on July 18, 2025.

The securities reported herein include: (i) 396,485 shares of Common Stock and 47,771 shares of Common Stock underlying warrants held of record by Ares Global Multi-Asset Credit Master Fund, L.P.; (ii) 4,368 shares of Common Stock and 54,595 shares of Common Stock underlying warrants held of record by Ares Multi-Asset Credit Strategies Fund LP; (iii) 59,479 shares of Common Stock and 7,166 shares of Common Stock underlying warrants held of record by Ares Multi-Credit Fund (IL), LP; (iv) 125,239 shares of Common Stock and 15,090 shares of Common Stock underlying warrants held by accounts managed or advised by Ares Capital Management III LLC; (v) 144,391 shares of Common Stock and 17,397 shares of Common Stock underlying warrants held by an account managed by Ares High Yield Strategies Fund IV Management, L.P.; (vi) 237,912 shares of Common Stock and 28,665 shares of Common Stock underlying warrants held by an account managed by Ares Private Account Management I, L.P.; (vii) 25,711 shares of Common Stock and 321,382 shares of Common Stock underlying warrants held by accounts managed by Ares Enhanced Loan Investment Strategy Advisor IV, L.P.; (viii) 371,316 shares of Common Stock and 114,647 shares of Common Stock underlying warrants held by accounts managed or advised by Ares Capital Management II LLC, and (ix) 13,442 shares of Common Stock and 1,619 shares of Common Stock underlying warrants held by an account managed by Ares Management LLC. The Ares Entities may be deemed to have shared voting or dispositive power of the various accounts managed or advised by the foregoing entities.

The warrants are subject to the 9.9% limitation. Currently, all the warrants held by the Reporting Persons are exercisable.

Ares Partners is the sole member of each of Ares Voting LLC and Ares Management GP LLC, which are respectively the holders of the Class B and Class C Common Stock of Ares Management, which Common Stock allows them, collectively, to generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. Ares Management is the sole member of Ares Holdco LLC, which is the general partner of Ares Management Holdings L.P., which is the sole member of Ares Management LLC, which is the sole member of (i) Ares Capital Management III LLC, which is the manager of each of Ares Global Multi-Asset Credit Master Fund, L.P., Ares Multi-Asset Credit Strategies Fund LP and Ares Multi-Credit Fund (IL), LP, (ii) Ares High Yield Strategies Fund IV GP, LLC, which is the general partner of Ares High Yield Strategies Fund IV Management, L.P, (iii) Ares Private Account Management I GP, LLC, which is the general partner of Ares Private Account Management I, L.P., (iv) Ares Enhanced Loan Investment Strategy Advisor IV GP, LLC, which is the general partner of Ares Enhanced Loan Investment Strategy Advisor IV, L.P., and (v) Ares Capital Management II LLC.

Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the "Ares Board Members"). Mr. Ressler generally has veto authority over the Ares Board Members' decisions. Each of these individuals disclaims beneficial ownership of the securities that may be deemed to be beneficially owned by Ares Partners.
Percent of class: See Item 11 of each of the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99: Joint Filing Agreement

## Signatures
- Ares Management LLC: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (08/13/2025)
- Ares Global Multi-Asset Credit Master Fund, L.P.: By: Ares Capital Management III LLC, its manager, /s/ Evan Hoole, Evan Hoole, Authorized Signatory (08/13/2025)
- Ares Multi-Asset Credit Strategies Fund LP: By: Ares Capital Management III LLC, its manager, /s/ Evan Hoole, Evan Hoole, Authorized Signatory (08/13/2025)
- Ares Multi-Credit Fund (IL), LP: By: Ares Capital Management III LLC, its manager, /s/ Evan Hoole, Evan Hoole, Authorized Signatory (08/13/2025)
- Ares Capital Management III LLC: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (08/13/2025)
- Ares High Yield Strategies Fund IV Management, L.P.: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (08/13/2025)
- Ares High Yield Strategies Fund IV GP, LLC: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (08/13/2025)
- Ares Private Account Management I, L.P.: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (08/13/2025)
- Ares Private Account Management I GP, LLC: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (08/13/2025)
- Ares Enhanced Loan Investment Strategy Advisor IV, L.P.: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (08/13/2025)
- Ares Enhanced Loan Investment Strategy Advisor IV GP, LLC: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (08/13/2025)
- Ares Capital Management II LLC: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (08/13/2025)
- Ares Management Holdings L.P.: By: Ares Holdco LLC, its general partner, By: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (08/13/2025)
- Ares Holdco LLC: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (08/13/2025)
- Ares Management Corporation: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (08/13/2025)
- Ares Management GP LLC: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (08/13/2025)
- Ares Voting LLC: By: Ares Partners Holdco LLC, its sole member, By: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (08/13/2025)
- Ares Partners Holdco LLC: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (08/13/2025)